

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 30, 2013

<u>Via E-Mail</u>
Jerry W. Burris
President and Chief Executive Officer
Associated Materials, LLC
3773 State Road
Cuyahoga Falls, Ohio 44223

     **Re: Associated Materials, LLC
             Form 10-K for Fiscal Year Ended December 29, 2012
             Filed March 21, 2013
             File No. 000-24956**

Dear Mr. Burris:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                Pamela Long

                Pamela Long
                Assistant Director

Cc: <u>Via E-Mail</u>
       William B. Brentani, Esq.